Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449
KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 5 DATED JUNE 4, 2012
TO THE PROSPECTUS DATED APRIL 13, 2012

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 13, 2012, as supplemented by supplement no. 1 dated April 13, 2012, supplement no. 2 dated April 13, 2012, supplement no. 3 dated May 7, 2012 and supplement no. 4 dated May 14, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of a 256-unit apartment complex located in Lombard, Illinois.
Acquisition of Legacy at Martin’s Point
On May 31, 2012, we, through an indirect wholly owned subsidiary, KBS Legacy Partners Lombard LLC (the “Owner”), purchased a 256-unit apartment complex (“Legacy at Martin’s Point”) from Avalon Illinois Value III, LLC. Legacy at Martin’s Point is located in the Chicago suburb of Lombard, Illinois on approximately 13.2 acres of land.
The purchase price of Legacy at Martin’s Point was $35.5 million plus closing costs. We funded the acquisition of Legacy at Martin’s Point with proceeds from Legacy at Martin’s Point Mortgage Loan (defined below) in the amount of $23.0 million and proceeds from this offering.
Legacy at Martin’s Point was constructed in 1989 and partially renovated in 2009 and is currently 97% occupied. Legacy at Martin’s Point is comprised of 256 apartment units encompassing 201,924 rentable square feet.
On May 31, 2012, the Owner entered into a property management agreement (the “Property Management Agreement”) with RMK Management Corporation (“RMK”), which is not affiliated with us or our sponsors, pursuant to which RMK will provide property management services with respect to Legacy at Martin’s Point. Concurrently with the execution of the Property Management Agreement, the Owner also entered into a Property Management - Account Services Agreement (the “Services Agreement”) with Legacy Partners Residential L.P. (“LPR”), an affiliate of our sub-advisor, pursuant to which LPR will provide certain account maintenance and bookkeeping services related to Legacy at Martin’s Point. Under the Services Agreement, the Owner will pay LPR a monthly fee in an amount equal to 1% of Legacy at Martin’s Point’s Gross Monthly Collections (as defined in the Property Management Agreement). Unless otherwise provided for in an Approved Operating Budget (as defined in the Property Management Agreement), LPR will be responsible for all expenses that it incurs in rendering services pursuant to the Services Agreement. The Services Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 30 days’ prior written notice of its desire to terminate the Services Agreement. Notwithstanding the foregoing, the Owner may terminate the Services Agreement at any time without cause upon 30 days’ prior written notice to LPR. The Owner may also terminate the Services Agreement with cause immediately upon notice to LPR and the expiration of any applicable cure period. LPR may terminate the Services Agreement at any time without cause upon 90 days’ prior written notice to the Owner.
Financing of Legacy at Martin’s Point
On May 31, 2012, in connection with the acquisition of Legacy at Martin’s Point, the Owner entered into a seven-year multifamily note with M&T Realty Capital Corporation (the “Lender”) for borrowings of $23.0 million secured by Legacy at Martin’s Point (“Legacy at Martin’s Point Mortgage Loan”).  Legacy at Martin’s Point Mortgage Loan matures on June 1, 2019 and bears interest at a fixed rate of 3.33%. Monthly payments are initially interest-only.  Beginning on July 1, 2014, monthly payments include principal and interest with principal payments calculated using an amortization schedule of 30 years for the balance of the loan, with the remaining principal balance and all accrued and unpaid interest due at maturity.  The Owner has the right to repay the loan in whole (but not in part) subject to certain conditions and a formula-based yield maintenance premium.  The loan is fully assumable by a subsequent purchaser of Legacy at Martin’s Point.
KBS Legacy Partners Properties LLC (“KBSLPP”), our indirect wholly owned subsidiary, is providing a limited guaranty of Legacy at Martin’s Point Mortgage Loan with respect to certain potential costs, expenses, losses, damages and other sums for which the Owner is personally liable under the loan documents, including losses or damages which may result from certain intentional actions committed by the Owner or its affiliates in violation of the loan documents. KBSLPP is also providing a guaranty of the principal balance and any interest or other sums outstanding under Legacy at Martin’s Point Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving the Owner under Legacy at Martin’s Point Mortgage Loan.

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